UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File No. 000-55991

PETROTEQ ENERGY INC.
(Translation of registrant's name into English)

15315 W. Magnolia Blvd., Suite 120
Sherman Oaks, California 91403
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated December 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROTEQ ENERGY INC.

/s/ Dr. Vladimir Podlipskiy
______________________________________
Dr. Vladimir Podlipskiy
Chief Technology Officer and Chair

Date: December 28, 2022